PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"
18,338,074 shares issued and outstanding

Ref.: File no. 82-4025

May 5, 2009

GLOBEX ROYALTY REMAINS INTACT
NYRSTAR PURCHASES MID-TENNESSEE ZINC ASSET

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX) wishes to inform shareholders that Nyrstar NV, a significant European based, international supplier of zinc, lead and other valuable metals has purchased the Mid-Tennessee Zinc mine complex at Gordonsville, Tennessee. The sale, under U.S. Bankruptcy Court approval, includes all the assets of Mid-Tennessee Zinc Corporation (MTZ), a wholly owned subsidiary of Strategic Resource Acquisition Corporation (SRA). The mine and mill complex are situated approximately 160 km from Nyrstar's smelter at Clarksville, Tennessee, where historically, it has provided approximately 50% of the smelter's concentrate requirements.

In Nyrstar's press release dated May 2nd, 2009 announcing the acquisition, Nyrstar discussed the synergies and refers to the mineral resource as follows: "... the most recent resource statement for the mine complex (October 2008) indicates a total ore reserve (indicated and inferred) of (approximately) 30 million tons containing (approximately) 3% zinc. Accordingly, the ore reserve indicates a mine life of (approximately) 10 to 15 years producing (approximately) 100,000 dmt per annum of zinc concentrates. There was a one-to-one reserve replacement record over 28 years of operations from 1975 to 2003". (NI 43-101 resources by Watts, Griffis, McOuat, May 10, 2007 for SRA, available on Sedar.)

Globex retains a Gross Metal Royalty on all zinc production from the Mid-Tennessee Zinc mines at a LME Zinc price of 0.90¢ U.S. or greater. Under the sale agreement approved by the Court, Globex's royalty remains in place.

Nyrstar has announced that they "intend to continue the care and maintenance program for the near future but will review opportunities to recommence operations as soon as commercially feasible."

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

dlw 5/18

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